As filed with the Securities and Exchange Commission on May 15, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NATIONAL COAL CORP.

(Exact name of registrant as specified in its charter)

Florida	1221	65-0601272
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

8915 George Williams Road

Knoxville, Tennessee 37923

(865) 690-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

T. Michael Love, Chief Financial Officer

National Coal Corp.

8915 George Williams Road

Knoxville, Tennessee 37923

(865) 690-6900

Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

James J. Junewicz
Charles W. Kite	Daniel L. Horwood
National Coal Corp.	Mayer, Brown, Rowe & Maw LLP
8915 George Williams Road	71 South Wacker Drive
Knoxville, Tennessee 37923	Chicago, Illinois 60606
(865) 690-6900	(312) 701-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:    ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)		Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)		Amount Of Registration Fee(3)
Warrants to purchase common stock	55,000		$267.77	$14,727,372	(5)	$1,576
Common stock, par value $.0001 per share	1,732,632	(4)	—	—		—	(6)

(1)	In the event of a stock split, stock dividend, or other similar transaction involving the Registrant’s common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.
(2)	Estimated solely for the purposes of calculating the registration fee.
(3)	Calculated pursuant to Rule 457(g) of the Securities Act of 1933.
(4)	1,732,632 shares of common stock of the Registrant are issuable upon exercise of the warrants being registered hereunder.
(5)	Based upon the exercise price of the warrants.
(6)	No registration fee is required pursuant to Rule 457(g) of the Securities Act of 1933.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 15, 2005

NATIONAL COAL CORP.

Common Stock

Warrants to Purchase Common Stock

This prospectus relates to the resale of up to 55,000 warrants to purchase shares of our common stock by the holders named under the heading “selling security holders” in this prospectus or in an accompanying supplement to this prospectus. This prospectus also relates to the offer and sale of 1,732,632 shares of our common stock which are initially issuable upon the exercise of the warrants. Each warrant is currently part of a unit, with each unit consisting of one $1,000 principal amount note and one warrant to purchase 31.5024 shares of common stock. The notes and warrants will not be separately transferable until the earlier of June 28, 2006 and the effective date of this registration statement. In addition, we may use this prospectus in connection with the issuance by us from time to time of the shares of common stock issuable upon exercise of the warrants by purchasers of the warrants.

Each warrant will entitle the holder, subject to specified conditions, to purchase 31.5024 shares of our common stock at an exercise price of $8.50 per share, subject to adjustment. The warrants will be exercisable at any time on or after December 29, 2006 and will expire on December 15, 2010. Upon exercise, the holders of warrants would be entitled, in the aggregate, to purchase common stock representing 8.0% of our outstanding common stock on a fully-diluted basis as of the issue date. Warrants will be automatically exercised if the closing price of our common stock exceeds 150% of the exercise price at the time (currently, $12.75) for a period of at least 20 trading days in any consecutive 30 day trading period.

Our common stock is quoted on the NASDAQ SmallCap Stock Market under the symbol “NCOC.” On April [    ], 2006, the last reported sales price of the common stock on the NASDAQ SmallCap Market was $[        ] per share.

For a discussion of important factors that you should consider before purchasing the warrants and/or shares of common stock, see “Risk Factors” beginning on page [    ] of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IMPORTANT NOTICE TO READERS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information contained in this prospectus or in any report incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the respective report, as the case may be.

S UMMARY

This summary highlights material information contained in greater detail elsewhere in this registration statement. As a result, it does not contain all of the information that you should consider before investing in either the warrants or the common stock. You should read the entire registration statement carefully, including the “Risk factors” and “Forward-Looking Statements” sections. References to “National Coal”, “we”, “us” or “our” refer to National Coal Corp. or to National Coal Corp. and its subsidiaries, as the context requires.

National Coal

We mine, process and sell high quality bituminous steam coal from mines located in East Tennessee and Southeastern Kentucky. We own the coal mineral rights to approximately 74,600 acres of land and lease the rights to approximately 40,900 additional acres. We have expanded our operations considerably since commencing operations at a single surface mine in Tennessee in July 2003. As of December 31, 2005, our mining complexes included three underground mines, two surface mines, and one highwall mine. In addition, we have four preparation plants, two active and two inactive, and four unit train loading facilities, two active and two inactive, served by the CSX and Norfolk Southern (“NS”) railroads. We hold permits that allow us to open five new mines close to our current operations. As of December 31, 2005, we controlled approximately 38.5 million estimated recoverable tons. During the year ended December 31, 2005, we generated total revenues of $65.9 million and sold approximately 1,216,000 tons of coal. During the three months ended December 31, 2005, we generated total revenues of $20.2 million and sold approximately 366,000 tons of coal. We expect our production to increase significantly as we continue to expand operations.

Since our inception, our revenues have resulted primarily from the sale of coal to electric utility companies in the Southeastern United States. According to the U.S. Department of Energy, Energy Information Administration (“EIA”), in 2004 the Southeast region accounted for 23% of coal generated electricity in the United States. Also according to the EIA, the long-term outlook for coal demand in the Southeast is favorable, as coal generated electricity in our region is expected to grow at a rate of 2.0% per year according to the EIA. In addition, the Southeast region is projected by the EIA to account for 27% of the expansion of coal generated electricity in the United States over the next 20 years. For the year ended December 31, 2005, approximately 92% of our revenue was generated from coal sales to electric utility companies in the Southeastern United States and our largest customers were Georgia Power, South Carolina Public Authority (Santee Cooper) and East Kentucky Power, representing approximately 35%, 26% and 10% of our revenues, respectively.

In the year ended December 31, 2005, our mines produced approximately 1.2 million tons of coal. Approximately 54% of our production for 2005 was produced at underground mines and 46% was produced at our surface and highwall mine operations. We have taken advantage of a strong pricing environment to obtain long-term (greater than 12 months in duration) supply agreements with key customers at prices averaging over $50 per ton. We plan to continue to capitalize on the currently strong pricing environment by pursuing additional long-term contracts and selling coal on the spot market for the remainder of our production.

We are a Florida corporation and our executive offices are located at 8915 George Williams Road, Knoxville, Tennessee 37923.

Recent Developments

On May 13, 2006, we reported that first quarter 2006 revenue increased 59% to $20 million from $12.6 million in the prior-year period. Tons of coal shipped in the first quarter increased 65% to a record 372,109 tons, up from 366,450 tons during fourthquarter 2005 and from 226,218 tons in the prior-year period. Tons produced, including purchased coal from third party vendors, increased 96% to 424,844 tons, up from 362,798 reported last quarter and 217,063 in first quarter 2005. Net loss for the period increased to $7.7 million from $2.2 million in the first quarter of 2005.

In March 2006, one of the our two highwall miners was damaged by a rock collapse which will result in approximately three months of lost service. Repairs to the highwall miner are expected to total approximately $1.8 million and were recorded as a cost of sales in the first quarter 2006. Our insurance claim was denied and we intend to take legal action against the insurance provider.

The highwall miner is expected to be in place and operating at the start of the third quarter 2006. The lost production from the highwall miner had a significant impact on profitability due to a 34% loss of volume of lower cost coal (versus the fourth quarter 2005). National Coal supplemented tonnage requirements with coal purchased from outside vendors which added $1.9 million to cost of sales over the prior quarter and over $4 million versus first quarter 2005.

Further, on April 1, 2005, we changed our estimate of the useful lives of mining equipment from seven years to approximately three years. This change resulted in an increase of $1.5 million in net losses for first quarter 2006 as compared to first quarter 2005. General and administrative costs increased from first quarter 2005 by 7.4% to $2.05 million from $1.92 million.

In addition, on May 13, 2006, we announced the promotion of Bill Snodgrass to Chief Operating Officer, effective May 15, 2006. Snodgrass has served as our Operations Manager since we were founded in 2003. Snodgrass will replace Ken Hodak, who resigned to pursue another opportunity effective May 12, 2006.

Summary of the Terms of the Warrants

Warrants Offered

55,000 warrants which will entitle the holders of the warrants, in the aggregate, to purchase common stock representing 8.0% of our outstanding common stock on a fully-diluted basis as of the issue date of the warrants, which was December 29, 2005.

Exercise Price	Each warrant will entitle the holder to purchase shares of our common stock at an exercise price of $8.50 per share, subject to adjustment as provided in the warrant agreement.

Exercise

The warrants will be exercisable at any time on or after December 29, 2006 and will expire on December 15, 2010. Warrants will be automatically exercised if the closing price of our common stock exceeds 150% of the exercise price at the time (currently, $12.75) for a period of at least 20 trading days in any consecutive 30 day trading period.

Separation Date	The warrants will separate from the units on the earlier of June 28, 2006 or the effective date of this registration statement.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully consider the following risk factors and other information under the heading “Forward-Looking Statements,” which appears immediately following this section, before purchasing either the common stock or the warrants.

Risks Related to Our Business

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.

We estimate that as of December 31, 2005, we control approximately 80.8 million tons of proven and probable in-place reserves, including approximately 38.5 million tons of reserves that are recoverable at this time. We base our reserves estimates on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and aspects of which have been reviewed by outside firms. Our estimates of our proven and probable reserves and our recoverable reserves, as well as the Btu or sulfur content of our reserves, may be revised and updated to reflect the resolution of uncertainties and assumptions, the production of coal from the reserves and new drilling or other data received.

In January 2006, we engaged Marshall Miller & Associates, Inc., an independent mining engineering firm, to evaluate our reserves. Their evaluation efforts are ongoing and they have not yet submitted their final report. Future estimates of our reserves, including estimates prepared by Marshall Miller, could be materially different from current estimates. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

•	geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;

•	historical production from the area compared with production from other similar producing areas;

•	the assumed effects of regulation and taxes by governmental agencies; and

•	assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. As a result, the reserve estimates set forth in this report may differ materially from our actual reserves. Inaccuracies in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs, or decreased profitability.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable and to raise the capital necessary to fund our expansion.

Our recoverable reserves will decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of the coal deposits under our mineral rights. Furthermore, we may not be able to mine all of our coal deposits as efficiently as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. In addition, we must also generate enough capital, either through our operations or through outside financing, to mine these additional reserves. Our current strategy includes increasing our coal deposits base through acquisitions of other mineral rights, leases, or producing properties and continuing to use our existing properties. Our ability to further expand our operations may be dependent on our ability to obtain sufficient working capital, either through cash flows generated from operations, or financing activities, or both. Mining coal in Central Appalachia can present special difficulties. Characteristics of the land and permitting process in Central Appalachia, where all of our mines are located, may adversely affect our mining operations, our costs and the ability of our customers to use the coal that we mine. The geological characteristics of Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect our mining operations and costs, and our customers’ abilities to use the coal we mine.

Our ability to implement our planned development and exploration projects is dependent on many factors, including the ability to receive various government permits.

Our planned development and exploration projects and acquisition activities may not result in the acquisition of significant additional coal deposits and we may not have continuing success developing additional mines. For example, we may not be successful in acquiring contiguous properties that will leverage our existing facilities. In addition, in order to develop our coal deposits, we must receive various governmental permits. Before a mining permit is issued on a particular parcel, interested parties are eligible to file petitions to declare the land unsuitable for mining. For example, on November 10, 2005, two environmental groups filed a petition to halt the expansion of surface mining activities on the New River Tract and surrounding areas. We cannot predict whether we will continue to receive the permits necessary for us to expand our operations.

Defects in title or loss of any leasehold interests in our properties could adversely affect our ability to mine these properties.

We conduct, or plan to conduct, a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease could adversely affect our ability to mine the associated reserves. Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantors. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to our title could delay the exploration and development of the property and could ultimately result in the loss of some or all of our interest in the property and could increase our costs. In addition, if we mine on property that we do not own or lease, we could incur liability for such mining. Some leases have minimum production requirements or require us to commence mining in a specified term to retain the lease. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

Due to variability in coal prices and in our cost of producing coal, as well as certain provisions in our long term contracts, we may be unable to sell coal at a profit.

We typically sell our coal for a specified tonnage amount and at a negotiated price pursuant to short-term and long-term contracts. For the year ended December 31, 2005, 100% of the coal we produced was sold under long-term contracts. Price adjustment, “price reopener” and other similar provisions in long-term supply agreements may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Two of our long-term contracts, representing 36% of our sales in the year ended December 31, 2005 and which expire at the end of 2007 and 2008, contain provisions allowing the purchase price to be renegotiated or adjusted based on market prices at the time at periodic intervals. Any adjustment or renegotiation leading to a significantly lower contract price would result in decreased revenues and lower our gross margins. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts. Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from these sales commitments. In addition, we may not be able to successfully convert these sales commitments into long-term supply agreements.

The coal industry is highly cyclical, which subjects us to fluctuations in prices for our coal.

We are exposed to swings in the demand for coal, which has an impact on the prices for our coal. The demand for coal products and, thus, the financial condition and results of operations of companies in the coal industry, including us, are generally affected by macroeconomic fluctuations in the world economy and the domestic and international demand for energy. In recent years, the price of coal has been at historically high levels, but these price levels may not continue. Any material decrease in demand for coal could have a material adverse effect on our operations and profitability.

We depend heavily on a small number of large customers, the loss of any of which would adversely affect our operating results.

For the year ended December 31, 2005, we derived approximately 71% of our coal revenues from sales to our three largest customers. At December 31, 2005, we had coal supply agreements with these customers that expire at various times through 2008. When these agreements expire, we may not be successful at renegotiating them and these customers may not continue to purchase coal from us pursuant to long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

Significant competition from entities with greater resources could result in our failure.

We operate in a highly competitive industry with national and international energy resources companies. Some of our competitors have longer operating histories and substantially greater financial and other resources than we do. Our competitors’ use of their substantially greater resources could overwhelm our efforts to operate successfully and could cause our failure.

There is no assurance that our limited revenues will be sufficient to operate profitably, or that we will generate greater revenues in the future.

We were formed to create a regional coal producer in Tennessee. We had no revenues from inception until the third quarter 2003 when we began mining operations. We are not profitable and have a limited operating history. We must be regarded as a risky venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

Our coal sales for calendar 2005 were approximately $65.3 million. There is no assurance that we can achieve greater sales or generate profitable sales. We expect that many coal producers could produce and sell coal at cheaper prices per ton than our production cost rates, which could adversely affect our revenues and profits, if any. There is no assurance that we will ever operate profitably. There is no assurance that we will generate continued revenues or any profits, or that the market price of our common stock will be increased thereby.

If we need to sell or issue additional shares of common stock or assume additional debt to finance future growth, our shareholders’ ownership could be diluted or our earnings could be adversely impacted.

Our business strategy may include expansion through internal growth, or by acquiring complementary businesses, or by establishing strategic relationships with targeted customers. In order to do so or to fund our other activities, we may issue additional equity securities that could dilute our shareholders’ stock percentage ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations.

Our inability to diversify our operations may subject us to economic fluctuations within our industry.

Our limited financial resources reduce the likelihood that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one business area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Certain provisions in our Series A convertible preferred stock may impact our ability to obtain additional financing in the future.

In addition to cash flows generated from operations, we may need to raise capital in the future through the issuance of securities. In order to issue securities that rank senior to our Series A convertible preferred stock in terms of liquidation preference, redemption rights or dividend rights, we must obtain the affirmative consent of holders of at least 75% of the outstanding shares of our Series A convertible preferred stock. If we are unable to obtain the consent of these holders in connection with future financings, we may be unable to raise additional capital on acceptable terms, or at all.

The loss of key management personnel could adversely affect our business.

We are heavily dependent upon the skills, talents, and abilities of our executive officers and board of directors to implement our business plan. Given the intense competition for qualified management personnel in our industry, the loss of the services of any key management personnel may significantly and detrimentally affect our business and prospects. We may not be able to retain some or all of our key management personnel, and even if replaceable, it may be time consuming and costly to recruit qualified replacement personnel.

Our director and officer indemnification policies in conjunction with the provisions of Florida law could result in substantial un-recoupable expenditures and reduced remedies against directors and officers.

Florida Revised Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person’s promise to repay us such amounts, if it is ultimately determined that such person was not entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

Florida Revised Statutes exclude personal liability of our directors to us and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

There is no assurance that we will find purchasers of our product at profitable prices.

If we are unable to achieve supply contracts, or are unable to find buyers willing to purchase our coal at profitable prices, our revenues and operating profits could suffer.

The coal industry is intensely competitive, and our failure to compete effectively could reduce our revenue and margins, and delay or prevent our ability to service our debt.

We operate in a highly competitive industry with regional, national and international energy resources companies. We compete based primarily on price, and we believe that the principal factors that determine the price for which our coal can be sold are:

•	competition from energy sources other than coal;

•	coal quality;

•	efficiency in extracting and transporting coal; and

•	proximity to customers.

Some of our competitors have longer operating histories and substantially greater financial and other resources than we do. Our failure to compete effectively could reduce our revenues and margins, and delay or prevent our ability to make payments on our debt.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

Transportation costs represent a significant portion of the total cost of delivered coal and, as a result, play a critical role in a customer’s purchasing decision. Increases in transportation costs could make our coal less competitive as a source of energy or could make some of our operations less competitive than other sources of coal.

Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to its customers.

While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. We face risks inherent to mining which could increase the cost of operating our business.

Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions. Any of these factors could increase the cost of operating our business, which would lower or eliminate our margins.

A shortage of skilled labor in the mining industry could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned expansion opportunities, we intend to sponsor both in-house and vocational coal mining programs at the local level in order to train additional skilled laborers. In the event the shortage of experienced labor continues or worsens or we are unable to train the necessary amount of skilled laborers, there could be an adverse impact on our labor productivity and costs and our ability to expand production and therefore have a material adverse effect on our earnings. In addition, we have supplemented our direct workforce through the use of contract miners. If our contract miners are unable to perform their duties as expected, we may experience temporary disruptions in our production. For example, in October 2005, we terminated our agreement with one of our contract miners, and as a result we were required to purchase coal to satisfy our sales requirements. We do not expect that this will have a material effect on our results of operations for 2006. However, if difficulties with our contract miners arise in the future, there could be an adverse effect on our productivity and costs and our ability to expand production and therefore have a material adverse effect on our earnings.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce coal.

Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, legislation mandating specified benefits for retired coal miners affects our industry.

Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations. In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to by 5% from 1990 levels over a five-year period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the EIA’s “Emissions of Greenhouse Gases in the United States 2001,” coal accounts for approximately one-third of carbon dioxide emissions in the United States, and efforts to control carbon dioxide emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

If the coal industry experiences overcapacity in the future, our profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

Our operations could be adversely affected if we fail to maintain required bonds.

Federal and state laws require bonds or cash deposits to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. At December 31, 2005, $257,500 was on deposit with OSM for reclamation bonds related to our Patterson Mountain mining operations. In addition, we have approximately $6.14 million of cash invested in certificates of deposit, against which irrevocable bank letters of credit are written in favor of OSM and have posted a $700,000 letter of credit secured by our executive office building in favor of OSM. Reclamation bonds are typically renewable on a yearly basis if they are not posted with cash. Our failure to maintain, or inability to acquire, bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

•	lack of availability, higher expense or unfavorable market terms of new bonds;

•	restrictions on the availability of collateral for current and future third-party bond issuers under the terms of our indenture or new credit facility; and

•	the exercise by third-party bond issuers of their right to refuse to renew the bonds.

Terrorist threats and environmental zealotry may negatively affect our business, financial condition and results of operations.

Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Our business also may be affected by environmental activists who engage in activities intended to disrupt our business operations. In particular, environmental activists have conducted protests outside the homes of certain of our executives, including our Chief Executive Officer. We have spent approximately $600,000 during the year ended December 31, 2005 on security measures and related legal fees, largely as a result of the actions of some environmental activists. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

A substantial or extended decline in coal prices could reduce our revenues and the value of our coal reserves.

The prices we charge for coal depend upon factors beyond our control, including:

•	the supply of, and demand for, domestic and foreign coal;

•	the demand for electricity;

•	the proximity to, capacity of, and cost of transportation facilities;

•	domestic and foreign governmental regulations and taxes;

•	air emission standards for coal-fired power plants;

•	regulatory, administrative and court decisions;

•	the price and availability of alternative fuels, including the effects of technological developments; and

•	the effect of worldwide energy conservation measures.

Our results of operations are dependent upon the prices we charge for our coal as well as our ability to improve productivity and control costs. Decreased demand would cause spot prices to decline and require us to increase productivity and lower costs in order to maintain our margins. If we are not able to maintain our margins, our operating results could be adversely affected. Therefore, price declines may adversely affect operating results for future periods and our ability to generate cash flows necessary to improve productivity and invest in operations.

Our ability to collect payments from our customers could be impaired due to credit issues.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base may not be highly creditworthy. If deterioration of the creditworthiness of customers or trading counterparties occurs, our business could be adversely affected.

Risks Related to the Offering

Our officers and directors own a substantial portion of our common stock, and their interests may not be aligned with your interests as a holder of the notes.

Our officers and directors own, as of December 31, 2005, 42.8% of our common stock. As a result, they collectively are able to substantially influence stockholder decisions, such as electing our board of directors, selecting our management team, determining our corporate and management policies and making decisions relating to fundamental corporate actions. This may have the effect of delaying or preventing a change in control.

We do not intend to pay dividends on shares of our common stock, including any shares you may acquire upon your exercise of any warrant.

Historically, we have not paid dividends on shares of our common stock and do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. The terms of the indenture and any future credit facility will each restrict our ability to pay dividends on shares of our common stock. In addition, even if we pay dividends in the future, holders of warrants will not have the right to receive any dividends so long as their warrants are unexercised.

The warrants may have no value in a bankruptcy.

In the event a bankruptcy or reorganization is commenced by or against us, any unexercised warrants may be deemed to be executory contracts subject to rejection by us with the approval of the bankruptcy court. As a result, even if sufficient funds are available, holders of warrants may not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

A limited public market exists for our common stock, which may restrict shareholders’ ability to trade in our stock.

There is a limited public market for our common stock on the Nasdaq Small Cap market, and no assurance can be given that a market will continue or that a shareholder will ever be able to liquidate his investment without considerable delay, if at all. Our stock price may be highly volatile. Factors such as those discussed in this section may have a significant impact upon the market price of our securities. If you do sell the securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

Our issuance of more shares of common stock may result in the loss of control by present management and shareholders.

We may issue further shares as consideration for cash, assets or services out of our authorized but not issued common stock that could, upon issuance, represent a majority of our voting power and equity. The result of such an issuance would be that those new shareholders and management would control us, and unknown persons could replace our management at that time. Such an occurrence would result in a greatly reduced percentage of ownership of us by our current shareholders.

We operate in an industry that is subject to significant fluctuations in operating results from quarter to quarter, which may result in unexpected reductions in revenue and stock price volatility.

Factors that may influence our quarterly operating results include:

•	the worldwide demand for coal;

•	the price of coal;

•	the supply of coal and other competitive factors;

•	the costs to mine and transport coal;

•	the ability to obtain new mining permits;

•	the costs of reclamation of previously mined properties; and

•	industry competition.

Due to these factors, it is possible that in some quarters our operating results may be below our shareholders’ expectations and those of public market analysts. If this occurs, the price of our common stock would likely be adversely affected.

Our stock price may decrease, which could adversely affect our business and cause our shareholders to suffer significant losses.

The following factors could cause the market price of our common stock to decrease, perhaps substantially:

•	the failure of our quarterly operating results to meet expectations of investors or securities analysts;

•	adverse developments in the financial markets, the coal and energy industries and the worldwide or regional economies;

•	interest rates;

•	changes in accounting principles;

•	sales of common stock by existing security holders;

•	the publication of reports, of securities analysts;

•	announcements of key developments by our competitors; and

•	the reaction of markets and securities analysts to announcements and developments involving our company.

If we need to sell or issue additional shares of common stock or assume additional debt to finance future growth, our shareholders’ ownership could be diluted or our earnings could be adversely impacted.

Our business strategy may include expansion through internal growth, or by acquiring complementary businesses, or by establishing strategic relationships with targeted customers. In order to do so or to fund our other activities, we may issue additional equity securities that could dilute our shareholders’ stock percentage ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations.

An active trading market may not develop for the warrants, even after they separate from the notes.

There is no established trading market for the warrants and we do not intend to list them on any securities exchange. A market for the warrants may not develop in the future. If such a market were to develop, the warrants could trade at prices that are higher or lower than the initial offering prices depending on many factors, including the number of holders of warrants, the overall market for similar securities, our financial performance and prospects for companies in our industry generally. The initial purchaser of the warrants has informed us that it currently intends to make a market in the warrants. However, the initial purchaser has no obligation to do so and may discontinue making a market at any time without notice.

FORWARD-LOOKING STATEMENTS

This registration statement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical facts. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will” or words or phrases of similar meaning. They may relate to, among other things:

•	the worldwide demand for coal;

•	the price and available supply of coal;

•	the price and available supply of alternative fuel sources;

•	our coal reserves and our unproven deposits;

•	the costs to mine and transport coal;

•	the ability to obtain new mining permits;

•	the costs of reclamation of previously mined properties;

•	the expansion of coal production and production capacity of our existing and new mines;

•	our ability to bring new mining properties into operation on schedule;

•	industry competition and trends;

•	our use of proceeds;

•	our ability to continue to execute our growth strategies;

•	availability of qualified workers;

•	environmental requirements, including those affecting our customers’ usage of coal;

•	general economic conditions; and

•	other factors discussed under the heading “Risk Factors,” and under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contained in documents incorporated by reference into this prospectus.

These forward-looking statements are not guarantees of future performance. Forward-looking statements, in many cases, including our statements about plans to expand production capacity, assume the completion of this offering. Forward-looking statements are based on management’s expectations that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” Other risks besides those listed in “Risk Factors” can adversely affect us. New risk factors can emerge from time to time. It is not possible for us to predict all of these risks, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in the forward-looking statements. Given these risks and uncertainties, we urge you to read this registration statement completely and with the understanding that actual future results may be materially different from what we plan or expect. We will not update these forward-looking statements even if our situation changes in the future unless required by law to do so.

USE OF PROCEEDS

All of the warrants offered under this prospectus are being sold by the selling security holders. We will not receive any proceeds from the sale of the warrants. Upon an exercise of the warrants, we will receive the exercise price of the warrants. There is no assurance that all or any of the warrants will be exercised prior to their expiration nor any assurance of the timing of the receipt of exercise proceeds. Assuming that all of the warrants are exercised, we would receive proceeds of approximately $14.7 million. Because of the unpredictability of the amount of proceeds and the timing of receipt, we currently intend to use the proceeds for general corporate purposes.

DIVIDEND POLICY

The terms of the indenture relating to the notes restrict, and any future credit facility that we may enter into, will also restrict, our ability to make distributions to pay cash dividends on shares of our capital stock. We have no present intention to declare dividends on shares of our common stock.

SELLING SECURITYHOLDERS

We originally issued the warrants in a private offering in December 2005. The warrants were resold by the initial purchaser to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the warrants and the underlying common stock pursuant to this prospectus.

We have prepared the table below based on information given to us by those selling securityholders who have supplied us with this information and we have not sought to verify this information. We will update this table if we receive more information from holders of the warrants that have not yet provided us with their information. We will supplement this prospectus to include additional selling securityholders upon request and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

Because the selling securityholders may offer all or some portion of the warrants and shares of common stock issuable upon exercise of the warrants listed below, we have assumed for purposes of this table that the selling securityholders will sell all of the warrants shares of common stock offered by this prospectus pursuant to this prospectus. Accordingly, we cannot estimate the amounts of warrants or shares of common stock that will be held by the selling securityholders following the consummation of any such sales.

The number of shares of common stock issuable upon exercise of the warrants shown in the table below assumes the exercise of the all warrants held by each selling securityholder. The percentage of warrants outstanding beneficially owned by each selling securityholder is based on the 55,000 warrants that we issued in the December 2005 offering. The number of shares of common stock beneficially owned prior to the offering includes shares of common stock into which the warrants may be convertible and any shares specified in the footnotes pertaining to a given selling securityholder.

The number of shares of common stock that may be offered is based on an initial exercise price of $8.50 per share. The exercise price and, therefore, the number of shares of common stock issuable upon exercise of the warrants is subject to adjustment under certain circumstances in order to prevent dilution. Accordingly, the number of shares common stock issuable upon exercise of the warrants may increase or decrease.

The warrants and the shares of our common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:

The warrants and the shares of our common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:

Name of Beneficial Owner	Number of Warrants Owned Prior to the Offering	Number of Warrants to be Offered	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Common Stock Owned Upon Completion of the Offering
					Number of Shares	Percentage
Kenmont Special Opportunities Master Fund, L.P.[1]	4,420	4,420	132,310	132,310	0	*
Marnier-Credit Risk Advisors Masters Master Fund, L.P.	700	700	700	700	0	*
Marnier LDC[2]	300	300	9451	9451	0	*
All other holders of warrants or future transferees, pledgees, donees, assignees or successors of any such holders[3,4]
Total	55,000	55,000	1,732,632	1,732,632	0	*

* - less than 1%.

Only the selling security holders identified above who beneficially own the warrants set forth in the foregoing table on the effective date of the registration statement of which this prospectus is a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the warrants or the underlying common stock by any holder not identified above, the registration statement of which this prospectus is a part will be amended by a post-effective amendment to set forth the name and aggregate amount of warrants beneficially owned by the selling security holder intending to sell such warrants or the underlying common stock and the aggregate amount of warrants or the number of shares of underlying common stock to be offered. The prospectus, which will be a part of such a post-effective amendment, will also disclose whether any selling security holder selling warrants or shares of underlying common stock in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not already been disclosed herein.

[1]	We have been advised that Donald R. Kendall, Jr. has voting and investment control over the shares held by this selling securityholder.
[2]	We have been advised that William Michaelcheck, Peter J. O’Rourke, and Charles Howe have voting and investment control over the shares held by this selling securityholder.
[3]	Information about other selling securityholders will be set forth in prospectus supplements or post-effective amendments to the registration statement of which this prospectus is a part.
[4]	Assumes that any other holders of the warrants or any future pledgees, donees, assignees, transferees or successors of or from such other holders of the notes do not beneficially own any shares of common stock other than the common stock issuable upon exercise of the warrants.

Only the selling security holder identified above who beneficially owns the warrants set forth in the foregoing table on the effective date of the registration statement of which this prospectus is a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the warrants or the underlying common stock by any holder not identified above, the registration statement of which this prospectus is a part will be amended by a post-effective amendment to set forth the name and aggregate amount of warrants beneficially owned by the selling security holder intending to sell such warrants or the underlying common stock and the aggregate amount of warrants or the number of shares of underlying common stock to be offered. The prospectus, which will be a part of such a post-effective amendment, will also disclose whether any selling security holder selling warrants or shares of underlying common stock in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not already been disclosed herein.

PLAN OF DISTRIBUTION

We are registering the warrants and the shares of common stock issuable upon exercise of the warrants to permit the resale of the warrants and the common stock by the selling securityholders from time to time after the date of this prospectus and the issuance of shares of common stock upon exercise of the warrants by purchasers of the warrants. We will not receive any of the proceeds from the sale by any selling securityholder of the warrants or the shares of common stock. We will bear all fees and expenses incident to our obligation to register the warrants and the shares of common stock, except that a selling securityholder will pay all applicable underwriting discounts and selling commissions, if any.

Any selling securityholder may sell all or a portion of the warrants or the common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the warrants or common stock are sold through underwriters or broker-dealers, then the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. The warrants and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2) in the over-the-counter market,

(3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4) through the writing of options, whether the options are listed on an options exchange or otherwise,

(5) through the settlement of short sales;

(6) through a combination of such methods of sale; or

(7) through any other method permitted pursuant to applicable law.

From time to time, the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledges, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be a selling securityholder. The number of a selling securityholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged.

To the extent required under the Securities Act of 1933, the aggregate amount of the selling securityholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling securityholder and/or purchasers of the selling securityholder’s securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling securityholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The securities of securities offered hereby were originally issued to the selling securityholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling securityholders.

We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.

DESCRIPTION OF THE WARRANTS

We issued the warrants pursuant to a warrant agreement between us and Wells Fargo Bank, N.A., as warrant agent. The following description is a summary of material provisions of the warrant agreement. It does not restate the warrant agreement in its entirety. We urge you to read the warrant agreement because it, and not this description, defines your rights as a holder of the warrants. A copy of the warrant agreement is incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

General

Each warrant, when exercised, will entitle the holder thereof to receive 31.5024 fully paid and nonassessable shares of our common stock at an exercise price of $8.50 per share, subject to adjustment, which we refer to as the exercise price. The exercise price and the number of shares of common stock to be issued are both subject to adjustment in certain cases referred to below. The warrants will entitle the holders thereof to purchase, collectively, 1,732,632 shares of common stock, or 8.0% of our outstanding common stock on a fully-diluted basis as of the issue date of the warrants.

The warrants will be exercisable at any time on or after the first anniversary of their issue date and prior to 5:00 p.m., New York City time, on December 15, 2010 (the “Expiration Date”). The exercise of the warrants and transfer of the warrants and/or the shares of common stock issuable upon exercise of the warrants will be subject to applicable federal and state securities laws. The notes and the warrants will not be separately transferable until the earlier of June 28, 2006 and the effective date of this registration statement.

Warrants will be automatically exercised if the closing price of our common stock exceeds 150% of the exercise price at the time (currently, $12.75) for a period of at least 20 trading days in any consecutive 30 day trading period.

Any transfer of the warrants or shares of common stock underlying the warrants must be made in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom. The warrants may be exercised by surrendering to us the warrant certificates evidencing the warrants to be exercised with a form of election, properly completed and executed, together with payment of the aggregate exercise price for the shares. Payment of such aggregate exercise price may be made (i) in the form of cash by wire transfer or by certified or official bank check payable to our order or (ii) by tendering notes having a principal amount at the time of tender equal to such aggregate exercise price or (iii) by tendering warrants having a fair market value equal to such aggregate exercise price or (iv) any combination of such cash, notes or warrants. Upon surrender of the warrant certificate and payment of such aggregate exercise price, we will deliver, or cause to be delivered, to or to the written order of such holder, stock certificates representing the number of whole shares of common stock to which such holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new Warrant certificate will be issued for the remaining number of warrants.

No fractional shares of common stock will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional share of common stock less a corresponding fraction of the aggregate exercise price.

Holders of the warrants will have no right to vote on matters submitted to our stockholders and will have no right to receive dividends. Holders of the warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or winding up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount than that to which they would otherwise be entitled as a result of any such bankruptcy case if they had exercised their Warrants prior to the commencement of any such case.

In the event of a taxable distribution to holders of our common stock that results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See “Certain United States Federal Income Tax Consequences.”

Adjustments

The number of shares of common stock purchasable upon exercise of warrants and the exercise price both will be subject to adjustment in certain events including:

(a) the payment by us of dividends (and other distributions) on our common stock payable in common stock;

(b) subdivisions, combinations and reclassifications of our common stock;

(c) the distribution to all holders of our common stock of rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock, in either case at a price less than the then fair market value per share (as defined in the warrant agreement) of our common stock;

(d) certain distributions to all holders of our common stock of assets (including cash), debt securities, preferred stock or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in clause (c) above and excluding cash dividends or other cash distributions from current or retained earnings);

(e) the issuance of shares of our common stock for consideration per share less than the then fair market value per share (other than issuances pursuant to a merger, consolidation or stock or asset acquisition in which our board of directors determines that such shares were issued at a fair price and excluding, among other things, securities issued in transactions referred to in clauses (a) through (d) above and securities issued upon the conversion or exchange of other securities or upon the exercise of options, warrants or other rights if the conversion, exchange or exercise price was not less than the fair market value per share of our common stock at the time the security or right so converted, exchanged or exercised was issued or granted; and

(f) the issuance of securities convertible into or exchangeable or exercisable for our common stock at a conversion, exchange or exercise price per share less than the then fair market value per share of our common stock (excluding securities issued in transactions referred to in clauses (c) or (d) above).

Adjustments to the exercise price will be calculated to the nearest cent. The events described above in clauses (e) and (f) above are subject to certain exceptions described in the warrant agreement including, without limitation, (1) bona fide public offerings and private placements to persons that are not our affiliates, (2) issuances of our common stock (and warrants or options exercisable therefor) issued to our (or of any of our subsidiaries) employees, officers, consultants and directors under bona fide employee benefit plans or otherwise by written agreement in an aggregate amount not to exceed 25% of the outstanding shares of common stock at the time of the adoption of any such plan or written agreement, and (3) securities issued upon the conversion or exchange of other securities outstanding prior to the commencement of this offering.

No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the exercise price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment; provided, further, that no adjustment may be made that reduces the exercise price below the par value of our common stock. In addition, we may at any time reduce the exercise price to any amount for any period of time (but not less than 20 business days) deemed appropriate by our board of directors. In the case of certain consolidations or mergers or the sale of all or substantially all of our assets to another corporation or other entity, each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrant been exercised immediately prior thereto.

Amendment

From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the rights of any holder. Any amendment or supplement to the warrant agreement that has a material adverse effect on the interests of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants (excluding warrants held by us or any of our affiliates). The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of common stock issuable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the warrant agreement).

Reservation of Shares

We have authorized and reserved for issuance and will at all times reserve and keep available such number of shares of our common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of our common stock, when paid for and issued, will be duly and validly issued, fully paid and nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

DESCRIPTION OF CAPITAL STOCK

A description of our capital stock is set forth below. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Florida law.

As of March 28, 2006, our authorized capital stock consisted of:

•	80,000,000 shares of common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, par value $0.0001 per share, of which 1,611 shares were designated Series A convertible preferred stock.

As of March 28, 2006, there were outstanding:

•	14,242,005 shares of common stock;

•	2,919,150 shares of common stock issuable upon conversion of 1,257,635 shares of Series A convertible preferred stock;

•	1,435,375 shares of common stock issuable upon exercise of outstanding options; and

•	2,885,619 shares of common stock issuable upon exercise of outstanding warrants.

Common Stock

Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board may determine. The terms of our Series A convertible preferred stock prevent us from paying dividends on our common stock without the approval of holders of at least 75% of the outstanding Series A convertible preferred stock.

Voting rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, which means that the holders of a majority of the voting shares voted can elect all of the directors then standing for election.

No preemptive or similar rights. Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Right to receive liquidation distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of convertible preferred stock.

Series A Convertible Preferred Stock

We are authorized to issue up to 1,611 shares of our Series A convertible preferred stock. As of December 31, 2005 we had [1,390.11] shares of the Series A convertible preferred stock issued and outstanding.

Dividends. The holders of the Series A convertible preferred stock are entitled to receive, when, if and as declared by the Board of Directors, out of funds legally available, cumulative dividends at an initial base dividend rate of 5%, to be paid per annum on $15,000 per share. Dividends are payable in arrears on June 30 and December 31 of each year. The initial base dividend rate for the Series A convertible preferred stock is subject to upward incremental adjustments as follows:

•	2.5% for the duration of any fiscal quarter during which we fail to maintain long term purchase commitments of three years or longer from third parties for at least 70% of our monthly tonnage, or with respect to surface mines or deep mines opened after August 31, 2004, if we fail to secure and maintain long term purchase commitments of three years or longer from third parties for at least 75% of our monthly tonnage for those mines; and

•	3%, beginning August 31, 2006.

Liquidation Preference. Upon a voluntary or involuntary liquidation of National Coal, the holders of the Series A convertible preferred stock are entitled to receive, prior to payment of any amounts to the holders of our common stock, out of the assets legally available for distribution to our shareholders, an amount per share equal to $15,000 plus any accumulated and unpaid dividends on the preferred stock. Following payment of this preferential amount, the holders of the Series A convertible preferred stock are entitled to share in any remaining funds on an as converted basis with the holders of the common stock.

Voting rights. Subject to applicable law, each holder of Series A convertible preferred stock is entitled to vote with the holders of common stock, as a single class, with respect to any question upon which holders of common stock have the right to vote, including the right to vote for the election of directors. Each holder of Series A convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted on the record date for the taking of a vote, subject to certain limitations on the total number of shares that may be beneficially owned by a preferred shareholder as set forth in our articles of incorporation.

Additionally, we must obtain the approval of holders of at least 75% of the outstanding Series A convertible preferred stock before taking certain actions, including certain amendments to our articles of incorporation, the creation or issuance of a new class or series of preferred stock or debt that ranks senior to the Series A convertible preferred stock, the redemption of our capital stock or other securities, and the payment of dividends or our common stock.

Conversion rights. Subject to the limitations on the maximum number of shares into which the Series A convertible preferred stock may be converted as described in “Principal Stockholders,” each holder of Series A convertible preferred stock has the right at any time to convert all or any lesser portion of such holder’s shares of preferred stock into a number of shares of common stock determined by dividing the aggregate liquidation preference of the shares of preferred stock to be converted plus accrued and unpaid dividends thereon by the conversion value then in effect. Presently, without, giving effect to accrued dividends, each share of preferred stock is convertible into 2,500 shares of common stock. The conversion value is subject to adjustment for stock splits, reverse stock splits and other similar recapitalizations, and upon our issuance of securities at a price below the conversion value then in effect.

Additionally, all the outstanding Series A convertible preferred stock will automatically be converted into common stock, in the ratios provided above, so long as:

•	the registration statement covering all of the shares of common stock into which the Series A convertible preferred stock is convertible is effective and such common stock may be sold pursuant thereto;

•	our common stock is then listed or quoted on the Nasdaq National Market, Nasdaq Small Cap Market or the American Stock Exchange; and

•	either (1) the daily market price of our common stock is $3.00 (subject to adjustment for stock splits, reverse splits, stock dividends and the like) or more per share for ten (10) consecutive trading days and the dollar volume of our common stock traded exceeds $700,000 for each of such ten trading days; or (2) we have consummated an underwritten public offering of our common stock generating gross proceeds of at least $40.0 million at a price of at least $2.50 per share.

Preemptive rights. Holders of our Series A convertible preferred stock have preemptive rights which entitle them to participate in certain future securities offerings we conduct by exchanging their Series A convertible preferred stock for shares that we issue in the future offering. This right expires upon the earlier of two years following the date we originally issued shares of Series A convertible preferred stock and such time as we sell additional securities for an aggregate purchase price of not less than $10,000,000 at a price per share of common stock of not less than $3.00.

Redemption. If we fail or refuse to convert any shares of Series A convertible preferred stock in accordance with the terms of our articles of incorporation, a holder of such preferred shares may demand that we redeem its shares at a price payable in cash equal to the greater of the liquidation price of the Series A preferred shares ($15,000 per share) plus all accrued but unpaid dividends, or the total market value of the shares of common stock into which the preferred shares may then be converted, based on the price at which our shares of common stock is then trading.

Protective provisions. In addition to any affirmative vote required by law, certain actions or transactions require the affirmative vote of at least 75% of the outstanding shares of the Series A convertible preferred stock. The actions covered by this provision include the authorization, creation or issuance of certain securities that rank senior to the Series A convertible preferred stock in terms of liquidation preference, redemption rights or dividend rights (subject to certain exceptions) and the redemption, purchase or other acquisition of shares of capital stock or other securities (subject to certain exceptions).

Authorized but Undesignated Preferred Stock

We are authorized, subject to limitations prescribed by Florida law and our Series A convertible preferred stock, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by the articles of incorporation establishing the series. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of National Coal and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock other than issuances of Series A convertible preferred stock upon exercise of existing purchase rights.

Anti-Takeover Provisions

Certain provisions of our articles of incorporation and Florida law may have the effect of delaying, deferring or discouraging another person from acquiring control of National Coal.

Charter and bylaw provisions. Our articles of incorporation, as amended, allow our Board to issue 10,000,000 shares of preferred stock, in one or more series and with such rights and preferences including voting rights, without further shareholder approval. In the event that the Board designates additional series of preferred stock with rights and preferences, including super-majority voting rights, and issues such preferred stock, the preferred stock could make our acquisition by means of a tender offer, a proxy contest or otherwise, more difficult, and could also make the removal of incumbent officers and directors more difficult. As a result, these provisions may have an anti-takeover effect. The preferred stock authorized in our articles of incorporation, as amended, may inhibit changes of control that are not approved by our Board. These provisions could limit the price that future investors might be willing to pay in the future for our common stock. This could have the effect of delaying, deferring or preventing a change in control of National Coal. The issuance of preferred stock could also effectively limit or dilute the voting power of our shareholders. According, such provisions of our articles of incorporation, as amended, may discourage or prevent an acquisition or disposition of our business that could otherwise be in the best interest of our shareholders.

In addition, our articles of incorporation, as amended, require that shareholder action be taken at an annual or special meeting of shareholders, and prohibits shareholder action by written consent. This provision may have an anti-takeover effect by preventing even majority shareholders from taking action other than at an annual or special meeting of shareholders at which the proposal is submitted to shareholders in accordance with the advance notice provisions of our Bylaws.

Florida law. In addition, Florida has enacted the following legislation that may deter or frustrate takeovers of Florida corporations, such as our company:

•	Authorized but unissued stock. The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offering to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our Board to issue shares of stock to persons friendly to existing management.

•	Evaluation of acquisition proposals. The Florida Business Corporation Act expressly permits our Board, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of National Coal, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of National Coal and its subsidiaries, and on the communities and geographical areas in which they operate. Our Board may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our Board believes such provisions are in the long-term best interests of National Coal and our shareholders.

•	Control share acquisitions. We are subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are: acquisitions of shares possessing one-fifth or more but less than one-third of all voting power; acquisitions of shares possessing one-third or more but less than a majority of all voting power; or acquisitions of shares possessing a majority or more of all voting power. Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Manhattan Transfer Registrar Co.

Listing

Our common stock is quoted on the Nasdaq Small Cap Market under the trading symbol “NCOC.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, disposition or exercise of the Warrants but does not provide a complete analysis of all potential tax considerations.

The following summary describes certain material U.S. federal income tax consequences of the acquisition, ownership, disposition or exercise of the Warrants, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”), the applicable Treasury Regulations promulgated or proposed thereunder, (the “Treasury Regulations”), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or subject to different interpretation. This summary applies to you only if you hold the Warrants as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a U.S. Person that has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the Warrants, as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

•	a person who acquires the Warrants in connection with employment or other performance of services.

In addition, the following summary does not address all possible tax consequences. In particular, this summary does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought a ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

INVESTORS CONSIDERING THE PURCHASE OF THE WARRANTS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

As explained below, the U.S. federal income tax consequences of acquiring, owning, disposing or exercising of the Warrants depend on whether or not you are a U.S. Holder. For purposes of this summary, you are a U.S. Holder if you are a U.S. Person and you are a beneficial owner of the Warrants. For purposes of this discussion the term “U.S. Person” means:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust;

and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.

If a partnership holds the Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. This discussion generally does not address the U.S. federal income tax consequences to persons who are partners in a partnership that holds the Warrants. If you are a partner in a partnership, you should consult your tax advisor.

Taxation of Exercise or Disposition of the Warrants—U.S. Holders

Each Warrant allows the holder to purchase 31.5024 shares of National Coal common stock, exercisable at any time on or after the first anniversary of the Warrant’s issue date and expiring on December 15, 2010. The purchase of common stock pursuant to the exercise of a Warrant by a holder will not result in a taxable exchange to the holder. Accordingly,

•	you will not recognize gain or loss upon exercise of a Warrant to acquire common stock;

•	the adjusted tax basis of the common stock you receive will be equal to your adjusted tax basis in the Warrant plus the exercise price paid to acquire the common stock pursuant to exercise of the Warrant; and

•	the holding period of common stock you receive will include your holding period of the Warrant.

Holders that acquired Warrants in the initial offering of Units will have a basis in the Warrants equal to the amount of the purchase price of the related Unit allocable to the Warrant, as determined at the time of the initial offering. At that time National Coal believed that the aggregate purchase price of each Unit should be allocated $928.89 to the Note and $71.11 to the Warrant. The foregoing allocation of the purchase price of a Unit is not binding on the IRS, and there can be no assurance that the IRS will respect this allocation.

A holder that sells or disposes of Warrants in a taxable transaction will recognize capital gain or capital loss equal to the difference between the sum of the cash and the fair market value of any property received and the holder’s tax basis in the Warrants. Such gain or loss will be long-term capital gain or loss if the holder’s holding period for such Warrants exceeds one year. A holder of Warrants that does not exercise the Warrants on or prior to the Expiration Date will recognize long term capital loss in an amount equal to the holder’s adjusted tax basis in the Warrant. The deductibility of capital losses is subject to substantial limitations.

Non-U.S. Holders

As used herein, the term, “Non-U.S. Holder” means any beneficial owner of a Warrant that is not a U.S. Holder, but does not include partnerships and persons who are partners in a partnership that holds the Warrant.

This discussion assumes that our common stock will be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act (“FIRPTA”). If our common stock is not regularly traded on an established securities market, the tax consequences with respect to our common stock and warrants would differ from those described below, and, in such event, a Non-U.S. Holder should consult its tax adviser regarding the consequences in its particular circumstances.

Taxation of Exercise or Disposition of the Warrants—Non-U.S. Holders

A Non-U.S. Holder that exercises the Warrants generally will be taxed in the same manner, for U.S. federal income tax purposes, as a U.S. Holder that exercises the Warrants. If you are a Non-U.S. Holder that sells or disposes of Warrants in a taxable transaction you will generally not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or disposition of the Warrants unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year (as determined under the Code) of the disposition and certain other conditions are met;

•	you are subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates; or

•	our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, and you own more than 5 percent of our outstanding common stock at any point during the shorter of the period during which you hold the common stock or the five-year period ending on the date of the sale, exchange or redemption.

Our common stock may constitute a U.S. real property interest within the meaning of FIRPTA. A Non-U.S. Holder that may own greater than 5 percent of our outstanding common stock should consult its tax adviser regarding the U.S. tax consequences in its particular circumstances.

Information Reporting and Backup Withholding Tax: Information reporting will not apply to any payment of the proceeds of a sale of Warrants effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker:

(i) is a U.S. Person;

(ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

(iii) is a controlled foreign corporation for U.S. federal income tax purposes; or

(iv) is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

Notwithstanding the foregoing, payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will not be subject to information reporting if the broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. Payment of the proceeds of any sale effected outside the United States by a foreign offer of a broker is not subject to backup withholding.

Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non- U.S. holder status, (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form or (c) you otherwise establish an exemption.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The consolidated financial statements of National Coal Corp. as of December 31, 2005 and December 31, 2004, and for the twelve month periods then ended and the eleven month period ended December 31, 2003, which are included in this registration statement have been audited by Gordon, Hughes & Banks, LLP, independent registered public accountants, as stated in their report appearing herein.

LEGAL MATTERS

The validity of the warrants and shares of common stock offered hereby will be passed upon on our behalf by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus contains summaries and other information that we believe are accurate as of the date hereof with respect to specific terms of specific documents, but we refer to the actual documents (copies of which will be made to prospective purchasers upon request to us) for complete information with respect to those documents. Statements contained in this prospectus as to the contents of any contract or other document referred to in this registration statement do not purport to be complete. Where reference is made to the particular provisions of a contract or other document, the provisions are qualified in all respects by reference to all of the provisions of the contract or other document. Industry and company data are approximate and reflect rounding in certain cases.

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street NE, Room 1580

Washington, D. C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street NE, Room 1580, Washington, D. C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like National Coal, who file electronically with the SEC. The address of the site is http://www.sec.gov.

We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005; and

•	our Current Report on Form 8-K filed with the Commission on January 5, 2006.

We also incorporate by reference any filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of the offering made by this prospectus. You may request a copy of any filings referred to above, excluding exhibits, at no cost, by writing to us at 8915 George Williams Road, Knoxville, Tennessee 37923, or by telephoning us at (865) 690-6900.

Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all respects by such reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table is an itemized listing of expenses to be incurred by the company in connection with the issuance and distribution of the Offered Securities being registered hereby, other than discounts and commissions:

SEC Registration Fee		$1,576
Printing and Engraving Costs		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Trustees’ Fees		*
Rating Agency Fees		*
Miscellaneous		*

Total	$	*

*	Estimate

Item 15.	Indemnification of Directors and Officers

Section 607.0850 the Florida Business Corporation Act permits the indemnification of directors and officers of Florida corporations. Our articles of incorporation, as amended, provide that we shall indemnify our directors and officers to the fullest extent permitted by Florida law.

Under Florida law, we have the power to indemnify our directors and officers, and persons serving as officers, directors, employees or agents of another entity at our request, against claims arising in connection with their service to us except when an director’s or officer’s conduct involves:

•	violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	deriving an improper personal benefit from a transaction;

•	voting for or assenting to an unlawful distribution; or

•	willful misconduct or conscious disregard for our best interests in a proceeding by or in the right of a shareholder.

Article F of our bylaws provides that we will indemnify our directors and officers, as well as any directors, officers, employees or agents of another entity, for which such person serves at the request of National Coal, for monetary damages in civil actions if they have acted in good faith and held a reasonable belief that his or her actions were in the best interest of the Company, and in criminal actions or proceedings if such person has acted without reasonable ground for belief that such action was unlawful.

Notwithstanding anything to the contrary in our articles of incorporation or bylaws, Section 607.0831 of the Florida Business Corporation Act limits the liability of directors for monetary damages for any statement, vote, decision or failure to act relating to the management or policy of the Company, unless he or she breached or failed to perform her duties as a director, and the breach or failure constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe the conduct was lawful or had no reasonable cause to believe it was unlawful;

•	a transaction from which the director derived an improper personal benefit;

•	an unlawful distribution;

•	in a proceeding by or in the right of us or one or more of our shareholders, conscious disregard for our best interests or willful misconduct; or

•	in a proceeding brought by someone other than us or one or more of our shareholders, recklessness or an act or omission committed in bad faith, with malicious purpose, or in a manner exhibiting willful disregard of human rights, safety or property.

In addition to the indemnification required in our articles of incorporation and bylaws, we have entered into indemnity agreements with each of our current directors and officers. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We also maintain directors’ and officers’ insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

Item 16.	Exhibits

Number	Description
2.1	Agreement and Plan of Reorganization dated as of April 11, 2003 among Southern Group International, Inc., National Coal Corp., and certain subscribing shareholders of National Coal Corp. (1)

2.2	Share Purchase Agreement dated as of March 28, 2003 among, Surinder Rametra, Southern Group International, Inc., and National Coal Corporation. (1)

4.1	Amended and Restated 2004 National Coal Corp. Option Plan. (2)

4.2	Indenture dated as of December 29, 2005 among National Coal Corp., its subsidiaries, and Wells Fargo Bank, National Association, a national banking association, as trustee. (3)

4.3	Security Agreement dated as of December 29, 2005, by and among National Coal Corp., its subsidiaries, in favor of Wells Fargo Bank National Association, in its capacity as trustee under the Indenture dated December 29, 2005. (4)

4.4	Debt Registration Rights Agreement, dated as of December 29, 2005 by and between National Coal Corp., its subsidiaries, and Jefferies & Company, Inc. (4)

4.5	Equity Registration Rights Agreement, dated as of December 29, 2005 by and between National Coal Corp. and Jefferies & Company, Inc. (4)

4.6	Warrant Agreement dated as of December 29, 2005 between National Coal Corp., and Wells Fargo Bank, National Association as warrant agent. (4)

4.7	Intellectual Property Security Agreement dated as of December 29, 2005 by and among National Coal Corp., its subsidiaries, in favor of Wells Fargo Bank, N.A. as collateral agent. (4)

5.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding the legality of the warrants and common stock being registered. *

12.1	Computation of Earnings to Fixed Charges.*

23.1	Consent of Mayer, Brown, Rowe & Maw LLP (contained in exhibit 5.1).

23.2	Consent of Gordon, Hughes & Banks, LLP (included herewith).

24	Power of Attorney (included on signature page).

*	to be filed by amendment.
(1)	Incorporated by reference to our Current Report on Form 8-K (dated April 22, 2003), filed April 29, 2003.
(2)	Incorporated by reference to our Registration Statement of Form SB-2 (File No. 333.120146).

(3)	Incorporated by reference to our Quarterly Report on Form 10-Q for the Quarterly Period ending September 30, 2005, filed, November 14, 2005.
(4)	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed April 12, 2006.

Item 17.	Undertakings

The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on May 11, 2006.

NATIONAL COAL CORP.

By:	/S/ T. MICHAEL LOVE
T. Michael Love Senior Vice President, Chief Financial Officer, and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jon E. Nix and T. Michael Love, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities indicated on May 11, 2006.

/S/ JON E. NIX
Jon E. Nix, President, Chief Executive Officer (Principal Executive Officer), Director and Chairman of the Board

/S/ T. MICHAEL LOVE
T. Michael Love, Senior Vice President, Chief Financial Officer (Principal Financial Officer) and Director

/S/ CHARLES KITE
Charles Kite, Vice President and General Counsel

/S/ WILLIAM R. SNODGRASS
William R. Snodgrass, Chief Operating Officer

/S/ JOSEPH A. DAVIS, JR.
Joseph A. Davis, Jr., Vice President - Sales

/S/ ROBERT HEINLEIN
Robert Heinlein, Director

/S/ KENNETH SCOTT
Kenneth Scott, Director

/S/ SCOTT FILSTRUP
Scott Filstrup, Director